Lucid Capital Markets, LLC
570 Lexington Avenue, 40th Floor
New York, NY 10022
January 14, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., NE
Washington, D.C. 20549
Attn: Madeleine Mateo
Re:         Mount Logan Capital Inc.
Registration Statement on Form S-1 (File No. 333-292668)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lucid Capital Markets, LLC, as representative of the several underwriters, hereby join in the request of Mount Logan Capital Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective January 15, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dechert LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned confirms that it has complied with, and will continue to comply with, and it has been informed or will be informed by the participating underwriters that they have complied and will comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

Lucid Capital Markets, LLC

By: /s/ Jeffrey Caliva
Name: Jeffrey Caliva
Title: Managing Director